Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated

February 23, 2016 to Prospectus dated November 20, 2014

Registration Statement No. 333-200392

February 23, 2016

W. R. Berkley Corporation

$100,000,000

5.900% SUBORDINATED DEBENTURES DUE 2056

Issuer:	W. R. Berkley Corporation

Securities:	5.900% Subordinated Debentures due 2056

Security Type:	Subordinated Debentures

Anticipated Ratings*:	Moody’s: Baa3 (stable) / S&P: BBB- (stable)

Minimum Denominations:	$25 and integral multiples of $25 in excess thereof

Trade Date:	February 23, 2016

Settlement Date (T+5):	March 1, 2016

Maturity Date:	March 1, 2056

Underwriting Discount:	$0.7875 per debenture sold to retail investors and $0.500 per debenture sold to institutional investors

Principal Amount:	$100,000,000

Over-allotment Option:	The Issuer has granted the underwriters the option, exercisable for 30 days from the date of the prospectus supplement, to purchase up to an additional $15,000,000 aggregate principal amount of debentures solely to cover over allotments.

Proceeds (after underwriting discount and before expenses):	$96,861,500

Price to Public:	$25 plus accrued interest, if any, from March 1, 2016 to the date of delivery.

Coupon:	5.900%

Interest Payment Dates:	Quarterly on the 1st of each March, June, September and December, commencing on June 1, 2016.

Record Dates:	Interest payments on the debentures will be made to the holders of record at the close of business on February 15, May 15, August 15 or November 15, as the case may be, immediately preceding such March 1, June 1, September 1 or December 1, whether or not a business day.

Optional Interest Deferral:	The Issuer has the right on one or more occasions to defer the payment of interest on the debentures for up to five consecutive years (each such period, an “optional deferral period”). During an optional deferral period, interest will continue to accrue at the interest rate on the debentures, compounded quarterly as of each interest payment date to the extent permitted by applicable law.

Optional Redemption:

The Issuer may elect to redeem the debentures:

•    in whole at any time or in part from time to time on or after March 1, 2021, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the debentures are not redeemed in whole, at least $25 million aggregate principal amount of the debentures must remain outstanding after giving effect to such redemption;

•    in whole, but not in part, at any time prior to March 1, 2021, within 90 days of the occurrence of a “tax event” at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; or

•    in whole, but not in part, at any time prior to March 1, 2021, within 90 days of the occurrence of a “rating agency event” at a redemption price equal to the greater of (a) their principal amount or (b) a make-whole amount of the treasury rate plus 50 basis points, in each case, plus any accrued and unpaid interest to, but excluding, the date of redemption.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering for general corporate purposes.

CUSIP; ISIN:	084423 508; US0844235087

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or dg.prospectus_requests@baml.com, J.P. Morgan Securities LLC collect at 212-834-4533, Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 or prospectus@morganstanley.com, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.

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